UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On October 2, 2018 Husky Energy Inc. issued a press release announcing that it has formally commenced its offer to acquire all of the outstanding common shares of MEG Energy Corp. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: October 2, 2018		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy Commences Cash and Share Offer to Acquire MEG Energy

Husky Energy Inc. (TSX:HSE) (“Husky” or the “Company”) today announced that it has formally commenced its offer (the “Offer”) to acquire all of the outstanding common shares of MEG Energy Corp. (TSX:MEG) (“MEG”).

The notice and advertisement of the Offer appear in the Tuesday, October 2, 2018 editions of The Globe and Mail and Le Devoir, and the Offer is contained in the Offer to Purchase and Bid Circular (the “Offer and Circular”) and related documents, which have been filed with the Canadian securities regulators on SEDAR under MEG’s profile at www.sedar.com. Under the terms and subject to the conditions of the Offer, each MEG shareholder will have the option to choose to receive consideration per MEG share of $11 in cash or 0.485 of a Husky share, subject to maximum aggregate cash consideration of $1 billion and a maximum aggregate number of Husky shares issued of approximately 107 million.

The Offer is open for acceptance until 5 p.m. Eastern Time (3 p.m. Mountain Time) on Wednesday, January 16, 2019.

“MEG shareholders now have the opportunity to directly determine the future of their investment,” said CEO Rob Peabody.

“Together, Husky and MEG will create a stronger Canadian integrated energy company with a stronger balance sheet, and a rich portfolio of low cost, higher margin projects – all of which contribute to substantially more free cash flow with much greater stability than MEG could achieve on its own.”

The combination will result in a stronger technical and operating team that can apply its expertise across a much larger asset base, added Peabody.

“We are committed to realizing this opportunity and strongly believe the Offer is in the best interests of Husky and MEG shareholders, as well as our respective employees and other stakeholders.”

CONDITIONS OF THE OFFER

The Offer will be subject to certain conditions, including that the MEG shares tendered under the Offer constitute more than 66 2⁄3 percent of the shares of MEG then outstanding, on a fully-diluted basis. The Offer will also be conditional upon receipt of all necessary regulatory approvals, confirmation that the MEG shareholder rights plan will not adversely affect the Offer, no material adverse effect at MEG, and other customary conditions. The Offer will not be subject to any financing conditions, and the cash component of the Offer will be financed through Husky’s existing cash resources.

Husky encourages shareholders of MEG to read the full details of the Offer set forth in the Offer and Circular, which contains the full terms and conditions of the Offer and other important information as well as detailed instructions on how MEG shareholders can tender their MEG shares to the Offer.

For assistance in depositing MEG shares to the Offer, MEG shareholders should contact the Information Agent D.F. King Canada, by telephone at 1-800-761-6707 (North American Toll Free Number) or +1-212-771-1133 (outside North America) or by email at inquiries@dfking.com.

Copies of the Offer and Circular, once filed, will be available upon request made to Husky’s Senior Vice President, General Counsel & Secretary at 707 8th Avenue S.W. Calgary, Alberta, T2P 1H5, or telephone 403-298-6111. The Offer documents will also be available on Husky’s website at www.huskyenergy.com/bettertogether

Goldman Sachs Canada Inc. is acting as financial advisor and Osler, Hoskin & Harcourt LLP is acting as lead legal advisor to Husky.

Husky Energy is a Canadian-based integrated energy company. It is headquartered in Calgary, Alberta, Canada and its common shares are publicly traded on the Toronto Stock Exchange under the Symbol HSE.

huskyenergy.com

Investor Relations Team:

Todd McBride

587-774-5923

Jon Gorrie

403-298-7436

Media Inquiries:

Mel Duvall, Senior Manager, Media & Issues

403-513-7602

NO OFFER OR SOLICITATION

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire MEG securities and to issue securities of the Company will be made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

NOTICE TO U.S. HOLDERS MEG SHARES

The Company intends to make the offer and sale of the Company’s shares in the acquisition subject to a registration statement covering such offer and sale to be filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such registration statement covering such offer and sale will include various documents related to such offer and sale. THE COMPANY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF THE COMPANY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other relevant filings regarding the Company or such transaction involving the issuance of the Company’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for the Company, or on request without charge from the Senior Vice President, General Counsel & Secretary of the Company, at 707, 8th Avenue S.W. Calgary Alberta or, telephone 403-298-6111.

The Company is a foreign private issuer and permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Shareholders of MEG should be aware that owning the Company’s shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase and takeover bid circular may not describe these tax consequences fully. MEG shareholders should read any tax discussion in the offer to purchase and takeover bid circular, and holders of MEG shares are urged to consult their tax advisors.

A MEG shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Company is incorporated in Alberta, Canada, some or all of the Company’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and all or a substantial portion of the Company’s assets and of the assets of such persons are located outside the United States. MEG shareholders in the United States may not be able to sue the Company or the Company’s officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

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NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE COMPANY’S SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MEG shareholders should be aware that, during the period of the Offer, the Company or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “is estimated”, “intend”, “plan”, “projection”, “could”, “should”, “aim”, “vision”, “goals”, “objective”, “target”, “scheduled” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to: the anticipated benefits that may result from a combination of the Company and MEG; and the intended timing of mailing the Offer and Circular and related documents.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate, including the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, and the ability to integrate the Company’s and MEG’s businesses and operations and realize financial, operational and other synergies from the proposed transaction. Those assumptions and factors are based on information currently available to the Company about itself, MEG and the businesses in which they operate. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2017 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

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New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

All currency is expressed in this news release in Canadian dollars unless otherwise indicated.

4 HUSKY ENERGY INC.